Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 6, 2017

December 6, 2017

The following articles written by third parties were made available to employees of CVS Health Corporation:

What the CVS-Aetna deal means for the future of health care

The Washington Post

By Carolyn Y. Johnson

When drug company chief executive Heather Bresch was hauled in front of Congress last year to defend the high price of lifesaving EpiPens, she drew skeptical lawmakers’ attention to a large poster board that blamed the skyrocketing price tag on a coterie of drug supply chain middlemen. Of EpiPen’s $608 list price, her company, Mylan, received only $274, Bresch said.

“What the patient is paying is not... coming back to Mylan,” Bresch said. “And when we were speaking earlier of the people, the middlemen in the system, that’s either the pharmacy benefit managers, retailers, wholesalers, insurers.”

That supply chain — rarely seen by most consumers — is the center of attention in the corporate world after CVS Health announced a $69 billion deal to buy Aetna, the nation’s third-largest insurer.

Familiar as a corner drugstore, CVS Health actually makes most of its money from one of the most lucrative points along the supply chain as a pharmacy benefit manager, negotiating drug prices for health insurers and employers.

The merger, which would be one of the biggest health-care deals of all time, signals the primacy of those negotiations in the health-care system.

“This is kind of uncharted territory — a pharmacy benefit manager [PBM] buying a major national health plan. I think it’s a sign of the times,” said Michael Rea, chief executive at Rx Savings Solutions, a company that provides transparency prescription drug tools. “PBMsrepresented a little-known entity no one knew about not that long ago, and now they’re the controlling piece of the deal to take over a national insurer.”

The deal comes at a time when health care is in flux, moving toward preventive care and managing chronic conditions — while shifting more of the cost of medicine onto customers through high-deductible health plans.

That evolution has cast a spotlight on the typically behind-the-scenes business of negotiating drug discounts — which have become a growing source of frustration to consumers and industry players because of spiraling costs.

“When drug prices were all covered through co-pays, and so consumers were insulated, there was less concern,” said Brian Marcotte, president of the National Business Group on Health, a membership organization of large employers. “When everyone started focusing more on the sensitivity around the price of drugs, that has brought more attention to the pharmaceutical supply chain model, and I think that’s why you’re seeing more activity around: How do you possibly do this differently.”

CVS says it is buying Aetna to expand into managing the entire continuum of patients’ health, not just their drug costs. And more cross-industry deals like the CVS-Aetna merger are anticipated, partially because siloed industries, such as a stand-alone company that wrings rebates on drug prices, don’t make as much sense in a health-care system where companies are increasingly trying to put as many functions as possible under one roof — whether it’s seeing doctors, surgery or prescriptions.

That’s what the nation’s largest insurer, UnitedHealth Group, has done — running its own pharmacy benefit manager as well as acquiring a growing network of clinics and surgical care centers.

“It does highlight that pharmacy benefit management is taking on a more significant role in a world that, even 10 years ago, was completely dominated by major medical health insurance,” said Mark Merritt, president of the Pharmaceutical Care Management Association, the lobbying organization for PBMs.

But many people see industry changes as realigning players in the opaque drug pricing system.

One sector at risk in this kind of reshuffling is companies whose core business is negotiating drug prices, where it may be unclear how much they contribute to the intended outcome: healthier patients.

“You go to the players kind of sitting in between — the PBMs and the pharmaceutical distributors. It really is a middleman — it’s not diagnostics and therapeutics, it’s not really wellness. They’re going to get the most squeezed,” said Gurpreet Singh, leader of health services at PwC, an accounting and consulting firm.

Earlier this year, health insurer Anthem broke up with its pharmacy benefit manager, Express Scripts Holding, and brought drug price negotiation in house, amid questions about whether the company was charging too much for drugs.

UnitedHealth Group runs its own pharmacy benefit manager through its Optum business segment.

“After a great multidecade run, [drug] industry growth is slowing down, because the industry is so big that it’s drawing intense scrutiny, from consumers, payers and the government,” said George Hill, an equity research analyst at RBC Capital Markets. “When an industry’s growth slows down... dynamics become more competitive and more hostile.”

The powerful alliance is unsettling to some doctors, who worry their roles could be usurped by a company eager to manage care in a cheaper setting. Michael Munger, president of the American Academy of Family Physicians, said his organization isn’t opposed to the merger but has concerns — for example, that the merger could push Aetna patients into MinuteClinics instead of appointments with primary care doctors.

“I think there’s a very powerful omission of the word ‘physician.’ I think everything that is described is what we do,” said James Cunnar, a family physician from Naperville, Ill., who said he read about the deal with growing horror.

In the background to all this change — and partially spurring it — is the threat that online retailer Amazon.com could enter some part of the middleman business, further disrupting the drug supply chain with a new business model. (Amazon chief executive Jeffrey P. Bezos owns The Washington Post.)

Amazon’s possible entry into the drug business has become a sort of health-care Rorschach test, with analysts, consumers and others projecting onto it ways the company could make a byzantine drug-pricing system simple and cheaper.

As consumers are increasingly on the hook for their medical costs, however, and the workings of the drug supply chain are increasingly drawing public scrutiny, the idea of new competition from a company that has built an empire out of disrupting how people shop is, for some, appealing.

“We see this as a tipping point; we see Amazon as a catalyst or an enabler,” said Richard Evans, an analyst at SSR Health. “All these discordant notes that are echoing around, and people are starting to envision what the symphony is going to sound like once the warm-up period is over. Let’s put it this way: something very different.” Link to Original

Why the CVS-Aetna deal is not about Amazon

Yahoo! Finance

By Julia La Roche

Pharmacy chain CVS Health (CVS) is acquiring health insurance giant Aetna (AET) for $69 billion, a deal that has folks speculating it was about thwarting e-commerce behemoth Amazon (AMZN).

While this idea may have some merit, analysts seem to agree that this deal is about much bigger, industry-specific trends.

“Some investors may look at this deal and focus on a company not mentioned in the release — Amazon. We view this deal as offensive by both companies, looking to a more vertically integrated, consumer-directed, value-based care delivery future, and not a response to any threat from Amazon,” RBC analyst George Hill wrote in a note to clients on Monday.

During a conversation with Yahoo Finance, Hill pointed out that not one analyst brought up an Amazon question on the hour-long call.

“We don’t think this is about Amazon,” Hill said. “Look at the genesis of the conversation … They appear to have been in conversations almost nine months before a lot of people were even thinking about Amazon’s entry into pharmacy or healthcare. These conversations predate that.”

As Yahoo Finance reported earlier, in recent months CVS’s CEO Larry Merlo Merlo and Aetna’s CEO Mark Bertolini have both separately spoken publicly about problems in US healthcare and they both advanced solutions they’ve had in mind. Their own words suggested that a merger between CVS, the drugstore retailer that also operates walk-in clinics and a pharmacy benefit manager, and Aetna, the nation’s third-largest insurer, could be the beginning of falling healthcare costs.

“This isn’t about a response to Amazon,” Hill said. “This is about the future of healthcare, which is more vertically integrated, consumer-directed, more value-based. How do you bring more value to consumers in healthcare where it’s only increasing.”

In the last year, there has been a great deal of focus on the next area that Amazon could potentially enter. Amazon recently won approval to become a wholesale pharmaceutical distributor in several states.

“If I write a thousand-word note and one line with Amazon, Amazon becomes a thing,” Eric Coldwell, an analyst with R.W. Baird, said. “Amazon is a viable and real topic, I’m not diminishing that. It does feel like to say CVS would buy Aetna to solely thwart or primarily thwart Amazon’s entry, to me, that seems like a huge stretch.”

It’s possible that Amazon did play a role in the company’s thinking. For starters, the e-commerce giant now sells medical supplies, which can take away some of the retail foot traffic from CVS.

“I’m sure part of this story is how do you drive more consumers to the retail setting and get them stickier in the store. But to say Amazon is the majority of the reason to do this — this I would not say. I would say it was one component,” Coldwell said.

It’s a question of when Amazon enters, not if they enter

Bloomberg Intelligence equity analyst Jonathan Palmer pointed out that CVS has already taken defensive steps as Amazon moves closer the pharmacy business, including announcing last month that the company would begin offering free same-day home delivery for prescriptions.

“I think the Amazon threat is real,” Palmer said. “CVS has viewed them as a very substantial threat in the future. It’s a question of when Amazon enters, not if they enter.”

There are some potential synergies too.

“It creates a differentiated story against other competition,” Coldwell said, noting that UnitedHealth’s (UNH) Optum doesn’t have a retail component, while Walgreen’s (WBA) doesn’t have insurance.

On some level, the deal does help counter Amazon too, but there are still significant hurdles ahead.

“There’s a lot of work ahead,” Coldwell said. “It’s going to take a very long time. It’s going to take a lot of money. It’s going to create a lot of uncertainty. For all of that for not a lot of accretion until at least 2020.” Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.